

Mail Stop 4631

November 18, 2010

via U.S. mail and facsimile

Francis Harte, CFO
Artio Global Investors Inc.
330 Madison Avenue
New York, New York 10017

> **RE: Artio Global Investors Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,**
> **June 30, 2010 and September 30, 2010**
> **File No. 1-34457**

Dear Mr. Harte:

We have reviewed your response letter dated November 10, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 86

1. We note your response to comment 7 in our letter dated October 27, 2010, and reissue this comment. In this regard, we note that the proposed revised disclosure does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
Use of Comparative Compensation Data, page 18

2. We note your response to comment 12 in our letter dated October 27, 2010, and
    reissue this comment. In this regard, please show us what the requested
    benchmarking disclosure would have looked like for 2009.

Risks Related to Compensation Policies, page 23

3. We note your response to comment 13 in our letter dated October 27, 2010, and
    reissue this comment. In this regard, we note that the general statements included in
    your response do not explain to us in sufficient detail the process you undertook to
    conclude that no disclosure was necessary pursuant to Item 402(s) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Part II. Other Information, page 43
Item 1A. Risk Factors, page 43

4. We note your incorporation by reference of the "Risk Factors" section of your Form
    S-1 filed with the SEC on May 21, 2010. Please note that information incorporated
    by reference in Part II of your quarterly report must comply with the provisions of
    Exchange Act Rule 12b-23. Specifically, Rule 12b-23(a)(3) requires copies of any
    information incorporated into a report by reference to be filed as an exhibit to the
    report. Refer to General Instruction D.2 of Form 10-Q. Please comply in future
    filings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 43

5. Please include in future filings the maximum number of shares that may still be
    purchased under any share repurchase plan or program in the table that discloses
    share repurchase activity. Additionally, you should disclose, by footnote, any
    expiration date of any share repurchase plan or program. Refer to Item 703(b)(4) of
    Regulation S-K and Instruction 2.c to paragraphs (b)(3) and (b)(4) of Regulation S-K
    Item 703.

Exhibits 31.1 and 31.2

6. We note your reference to "the registrant's fourth quarter" in paragraph 4(c). In
    future filings, please revise this paragraph to state "the registrant's fourth fiscal
    quarter." Refer to Item 601(b)(31) of Regulation S-K.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief